Exhibit (h)(9)

Allianz Variable Insurance Products Trust

5701 Golden Hills Drive

Minneapolis, MN 55416

Dear Allianz Variable Insurance Products Trust:

This engagement letter #2 (this “EL”) dated as of July 1, 2024 (the “Effective Date”) by and between Adviser Compliance Associates, LLC, doing business as ACA Group, a limited liability company (“ACA”) and Allianz Variable Insurance Products Trust a Delaware statutory trust (“Client”) incorporates the Standard Terms of Business between ACA and Client attached to Engagement Letter #1 and dated July 1, 2024 (the “Terms”). This EL, the Terms, and any addenda and/or exhibits attached hereto (collectively, this “Agreement”) set forth the terms and understanding between Client and ACA regarding Client’s engagement of ACA as described herein.

Any capitalized term used but not defined herein shall have the same meaning ascribed to such term in the Terms. To the extent that this EL is inconsistent with or conflicts with any provision of the Terms, this EL shall amend and supersede such inconsistent or conflicting provisions.

A.	Services.

Fund CCO Support

ACA will provide a qualified individual to support Allianz Variable Insurance Products Trust (the “Trust”) Chief Compliance Officer (“CCO”). ACA will:

o	Assist the CCO in transitioning the Trust’s compliance manual from current service provider to the selected candidate with a gap review completed;
o	Assist the CCO in maintaining the Trust’s compliance manual including, but not limited to: updating with new/revised materials (including materials from investment advisors and service providers), tracking changes and providing policies to CCO for review when requested;
o	Assist the CCO in developing, reviewing and maintaining compliance policies and procedures for the Trust ensuring they meet the requirements of Rule 38a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) and comply with industry best practices;
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Allianz Variable Insurance Products Trust

EL#2

o	Assist the CCO in reviewing existing policies and procedures and developing new policies and procedures as new regulations are introduced;
o	Assist the CCO in administering the Trust’s certification process with multiple service providers;
o	Assist the CCO in maintaining the Trust’s Compliance calendar and reviewing to ensure tasks are completed;
o	Assist the CCO in maintaining the Trust’s Risk Assessment, including but not limited to evaluating risk ratings and updating the risk assessment (for any applicable changes in processes, risks or regulation);
o	Assist the CCO in reviewing monthly service provider testing provided by the Trust’s administrator;
o	Assist the CCO as needed in gathering and reviewing documents related to any fund SEC examination; and
o	Assist the CCO in gathering and documenting materials for both quarterly and annual board reports. This includes but not limited to; reviewing and documenting items in the Trust’s compliance calendar and risk assessment, summarizing all compliance manual updates, and reviewing and summarizing transaction testing provided by the Trust’s administrator.

B.	Fees.

Name	Price	Term
Fund CCO Support	$22,500.00 base fee	Annually recurring
	Payable monthly in arrears[1]	Subject to 2.5-year (30 months) initial term
Subject to standard 3% annual increase[2]

1 The initial invoice will include the prorated stub period between the SOW Effective Date and the beginning of the first full calendar month plus the fee for the first full calendar month. Per Fund fees do not change based on number of share classes.

2 Applied as of the beginning of the first calendar quarter beginning in calendar year 2027.

Changes to the agreed upon scope and/or engagement timeline could cause ACA to be unable to deliver the Services at the fee set forth above. ACA will notify Client in advance of any such changes to the fee.

Client agrees to reimburse ACA for all reasonable travel and meal expenses incurred by ACA in connection with the Services and in accordance with ACA’s travel policy. Upon request, ACA shall provide Client with reasonable documentation of any travel or meal expense incurred.

All invoices shall be payable to ACA within thirty (30) days of receipt. If any invoice remains unpaid for more than ninety (90) days from the date of Client’s receipt of such invoice, ACA shall have the right, in addition to any other rights and remedies under this Agreement, to suspend performing some or all of the Services until such invoice has been paid.

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Allianz Variable Insurance Products Trust

EL#2

Invoices will be sent to the following Client accounts payable contact:

•	Client accounts payable contact name: Mike Tanski
•	Email address for invoices: financialadministrationbilling@citi.com; mike.tanski@allianzlife.com

C.	Term.

The term of this EL commences on the Effective Date and will continue as set forth in Section B of this EL, subject to termination in accordance with the Terms.

ACA welcomes the opportunity to work with Allianz Variable Insurance Products Trust. Please indicate your acceptance of the terms of this Agreement by signing below and returning an executed copy to us.

Sincerely,

Adviser Compliance Associates, LLC

By:	/s/ Jaimie Douglas
Name:	Jaimie Douglas
Title:	Associate General Counsel

Acknowledged and accepted by:

Allianz Variable Insurance Products Trust

By:	/s/ Brian Muench
Name:	Brian Muench
Title:	President

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